Malcolm Goodwin Work History

TruMeasure
CEO
March 2023 - Present (2 years 1 month)
California, United States

TruMeasure is developing a innovative direct-to-consumer solution that leverages AI-driven technology to address long-standing challenges in bra fitting, providing women with a more accurate and personalized fit. The Company aims to generate revenue through e-commerce sales, offering proprietary fit technology and premium intimate apparel tailored to individual body shapes and needs.

Black Executive Men Community
Member
May 2024 - Present (11 months)
California, United States

Black Executive Men Community supports corporate Black men with opportunities for meaningful friendships and career advancement through our online platform and in-person events. Interested parties can apply here: www.blackexecutivemen.com/community

Laundris Corporation
Strategic Advisor
March 2023 - Present (2 years 1 month)
United States

As a Strategic Advisor to Laundris Corporation, my primary focus is to drive the company's growth by facilitating new business relationships with enterprise clients. Leveraging my extensive network and strong relationships with executive, supplier diversity, and procurement leaders within enterprise clients, I play a role in expanding Laundris' reach and market presence. I work closely with Laundris' executive and sales leadership teams to identify strategic partnerships and collaboration opportunities that align with Laundris' vision.

About Laundris: The Laundris Autonomous Inventory Management Platform automates lifecycle and inventory in real-time for our customers. Our software saves valuable time, resources, and money that can be reallocated for revenue generation purposes by leveraging AI & RFID technology. Laundris™ B2B Enterprise Platform provides physical-to-digital transformation of textile inventory management and replenishment for hotel properties, facilities (processing plants, commercial laundries), and supply chain (manufacturing vendors, distributors). The patented Autonomous Inventory Management platform utilizes AI and data from connected "things" to provide real-time business information at scale by doing 3 things better than anyone else: track inventory in and out of hotel properties, provide accurate reorder and replenishment tools, mitigate loss and depletion rates.

Laundris is also the world's first platform to bring transparency to all parties involved ownership, management companies, operations, purchasing, procurement, inventory vendors, and facility operations. This next-generation software platform is designed to streamline inventory management by providing real-time analytics and efficiencies. Intelligent and easy-to-use dashboards help customers do more with less by optimizing operations through forecasting and inventory usage patterns, which lowers operational expenses (CPOR) at scale.

proChain Ventures
Venture Partner
December 2022 - Present (2 years 4 months)
San Francisco Bay Area

Investing in supply chain technologies that are enabling commerce and communities while also driving sustainability, equity, and environmental transformation.

proChain Ventures is a US based venture capital firm making Pre Seed to Seed stage investments in procurement, supply chain, and logistics technology startups. We look at both software and hardware. We welcome startups from all geographies, those led by diverse founders and founding teams, and firms that are focusing on driving sustainability, equity, and environmental and operational transformation in supply chains.

We leverage a diverse partner network consisting of thousands of supply chain executives, thought leaders, and trusted operations partners to help startups with acceleration, development, operations, sustainability, and early customer acquisition.Investing in supply chain technologies that are enabling commerce and communities while also driving sustainability, equity, and environmental transformation. proChain Ventures is a US based venture capital firm making Pre Seed to Seed stage investments in procurement, supply chain, and logistics technology startups. We look at both software and hardware. We welcome startups from all geographies, those led by diverse founders and founding teams, and firms that are focusing on driving sustainability, equity, and environmental and operational transformation in supply chains. We leverage a diverse partner network consisting of thousands of supply chain executives, thought leaders, and trusted operations partners to help startups with acceleration, development, operations, sustainability, and early customer acquisition.

ConSol USA Inc.
5 years 3 months Strategic Advisor & Shareholder
January 2020 - Present (5 years 3 months)
San Francisco Bay Area

President & Chief Commercial Officer
January 2021 - November 2022 (1 year 11 months)

San Francisco Bay Area

Founded by an African-American global entrepreneur, ConSol USA is a minority led and controlled for-profit, certified Minority Business Enterprise (MBE). We provide outsourced technology and operational services to corporations with a focus on cybersecurity, data analytics and other key indemand technology roles. Our unique ecosystem-based solution represents a new model in workforce development for delivering sustainable and scalable diversity by recruiting from underserved communities nationally. We employ overlooked talent and provide any required up-skilling to meet the exact needs of our clients in their high-demand, technology-focused jobs. Our "Impact Sourcing" model also helps our clients increase operational efficiency, reduce risks and close critical skill gaps rapidly.